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STEPHANIE A. CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 20, 2021

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Harbor Funds (the “Registrant”)

Post-Effective Amendment No. 164

File Nos. 033-05852 and 811-04676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to supplemental comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 164 to the Registrant’s registration statement on Form N-1A. PEA No. 164 was filed in connection with certain changes being made to Harbor Disruptive Innovation Fund (formerly, Harbor Mid Cap Growth Fund) (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 164.

COMMENT 1:	(Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response:	The Registrant acknowledges this statement.

COMMENT 2:	(Prospectus and SAI)

The Staff notes that Comment 4 in the response letter dated August 25, 2021 (the “August 25 Letter”) should have read: “With respect to the changes in the Fund’s name, strategy, and subadvisers, please explain why the Board believes these changes are consistent with its fiduciary duty and in the best interest of shareholders who did not vote for these changes. Describe the information the board considered and how it used the information in arriving at its position.” (emphasis added).

Response:	The Registrant acknowledges the Staff’s comment and notes that its response to Comment 4 has not changed.

September 20, 2021 Page 2

COMMENT 3:	(Prospectus and SAI)

Please supplementally clarify how the Fund’s summary prospectus supplement was “distributed” to shareholders on May 28, 2021. Additionally, please clarify how the Registrant “distributed” the information statement to shareholders on August 13, 2021.

Response:	The Fund’s summary prospectus supplement and the information statement were delivered to shareholders via mail or electronically, depending on how each particular shareholder typically receives fund documents consistent with relevant Commission guidance.

COMMENT 4:	(Prospectus and SAI)

Please note that it is the position of the Staff that information statements distributed in accordance with manager of managers exemptive relief should be filed with the Commission on EDGAR.

Response:

The Registrant and the Adviser operate their business pursuant to an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Section 15(a) of the Act and Rule 18f-2 under the Act dated February 12, 2002 (Investment Company Act Release No. 25415) (the “Order”). The Order permits the Registrant and the Adviser to enter into and materially amend investment subadvisory agreements without shareholder approval. Condition 6 of the Order states that “[w]ithin 90 days of the hiring of any new Portfolio Manager, the [] Adviser will furnish the shareholders of the affected Fund with all information about a new Portfolio Manager that would be contained in a proxy statement. The [] Adviser will meet this condition by providing shareholders, within 90 days of the hiring of a Portfolio Manager, with an information statement meeting the requirements of Regulation 14C and Schedule 14C and Item 22 of Schedule 14A under the Exchange Act.”

The Registrant believes that the reference to the “requirements of” Regulation 14C, Schedule 14C and Item 22 of Schedule 14A refers to the information required to be included in the information statement, and not to the procedural requirements of the regulation. Accordingly, by its terms, the Order requires only that the information statement be furnished to shareholders, and not that it be filed with the Commission.

COMMENT 5:	(Prospectus and SAI)

Please send the Commission copies of the shareholder correspondence referenced in Comment 7 from the August 25 Letter.

September 20, 2021 Page 3

Response:	The Registrant notes that the shareholder communications referenced in the August 25 Letter were via telephone calls, and therefore the Registrant is not able to share copies of such correspondence with the Commission.

COMMENT 6:	(Prospectus – Fund Summary – Principal Investment Strategy)

Please further enhance the disclosure regarding the criteria the Adviser and/or subadvisers will use to determine whether an issuer is economically tied to disruptive innovation.

Response:	The Registrant believes the current disclosure is sufficient and respectfully declines to add further disclosure.

COMMENT 7:	(Prospectus – Fund Summary – Principal Risks)

Please supplementally confirm that Fund will not invest in any particular sector on a principal basis or, alternatively, add appropriate principal risk disclosure.

Response:	The Registrant does not have a principal investment strategy to invest in any particular sector and therefore believes its current risk disclosure is appropriate.

COMMENT 8:	(Prospectus and SAI)

The Staff reiterates the following comments from the August 25 Letter: Comment 30 (relating to the criteria used by a Subadviser and/or the Adviser to determine that an issuer is a foreign issuer); Comment 32 (relating to the Fund’s fundamental investment restriction not to concentrate its investments in a particular industry); and Comment 33 (relating to the classification of privately-issued mortgage-backed securities).

Response:	The Registrant continues to believe that its responses to these comments, as set forth in the August 25 Letter, are appropriate. The Registrant acknowledges that the Staff disagrees.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

September 20, 2021 Page 4

cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Jodie L. Crotteau

Harbor Funds

Christopher P. Harvey, Esq.

Dechert LLP